Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Robert W. Cook, EpiCept Corporation’s Interim President and CEO, was interviewed by Dagens Industri and Life Sciences Sweden for articles that were published on May 27, 2013.  The articles are filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

Dagens Industri, May 27, 2013

Israeli company takes short cut to the Stockholm Exchange

Technically, it is more or less bankrupt biotech company EpiCept, which has 12,000 shareholders, which will be buying American/Israeli Immune when the two companies merge. This will give Immune a back door into the stock markets in Stockholm and the USA.

The merger of the two biotech companies, EpiCept and Immune, which has already been announced, is planned to take place in August. EpiCept’s 12,000 shareholders will have to decide on a huge reverse split.

The split will involve the existing 130 million shares — currently valued at 37-38 öre each on Stockholmsbörsen - being well and truly churned around.

“We refer to it as a reverse split since 40 to 50 existing shares will be consolidated into one,” says Robert W Cook, CEO of EpiCept.

Additionally, an issue will be made to Immune’s shareholders, of whom Daniel Teper, the founder of the company, is the largest with 32 per cent of the shares. Immune, which does not have a listing on any market, has 50-60 shareholders. In other words, EpiCept will be buying the shares in Immune and paying for them with its own newly issued shares.

“The new, merged company will have around 15 million shares. It has already been agreed that Immune’s existing shareholders will end up with 81 per cent of the merged company and that EpiCept’s 12,000 shareholders will own 19 per cent,” says Robert W Cook.

A rough estimate shows that a split in which 45 existing EpiCept shares are consolidated into one new one and new shares are issued, the new company would have around 15.2 million shares.

Robert W Cook does not believe there will be any serious problem in getting the support of the shareholders.

“This is the best solution for EpiCept’s shareholders. There aren’t many other options available,” says Robert W Cook.

Once the issue and the merger of the two companies have been completed the company will change its name to Immune. The new Immune will thus have acquired a listing on Stockholmsbörsen’s small cap list and the OTC list in New York.

“However, it is not just a matter of finding a back door onto the stock market, which will make it possible to raise more capital fast. EpiCept has some inherent value, such as its pain killer Amiket,” says Daniel Teper, during his visit to Stockholm.

He also explains that Immune is involved in intense discussions with investors to find ways of bringing more shareholders into the company. What is needed is to raise enough capital for the newly merged company to be adequately financed for another 18 months.

Immune’s products include Bertilimumab, for use against ulcerous colitis, which is furthest along the pipeline and is now undergoing a Phase II study. Another product is Nanomabs, a drug transporter against cancer that has been developed at the Hebew University of Jerusalem. Nanomabs can be precisely targeted to attack specific cancer cells.

Daniel Teper also explains that Immune has already had contact with Karolinska Institute and that the new Immune would like to conduct clinical trials in Sweden.

“Swedish research is of a very high standard and we can gain access to patients from the very best doctors,” says Daniel Teper.

Mosse Wallénmosse.wallen@di.se

Life Science Sweden May 27, 2013

“We have talked to a couple of candidates”

by Anna Sundström

Immune and EpiCept, which are on the way to merging, were in Stockholm last week, and the process of setting up an office in Sweden is continuing. “Now we have to start looking for a CEO for Sweden,” says Immune’s CEO Daniel Teper.

Daniel Teper

When Daniel Teper, head of Israeli company Immune Pharmaceuticals, and Robert Cook, CEO of American EpiCept, were last in Sweden they announced plans to set up an office in Sweden. They were back here again last week and explained how the plans were progressing.

“We have met and talked to a couple of candidates, but so far no decisions have been made,” says Daniel Teper.

The companies are still occupied with the merger process and much of their attention has been devoted to preparing proxies for the shareholders.

“The shareholders will have to vote for or against Immune’s acquisition of EpiCept in June, and if the acquisition goes ahead the merger won’t take place until after the summer,” says Robert Cook, who adds:

“Then we’ll really have to get to grips with the question of the Stockholm office.”

Last November the Israeli pharmaceutical company Immune Pharmaceuticals announced a bid for American Epicept Corporation. The bid values Immune and EpiCept at a combined US$ 75 million, and if the owners accept the offer, Epicept’s shareholders will end up with some 20 per cent of the shares in the merged company if the deal goes through. Once the merger process is completed, Epicept will retain its listing on Stockholmsbörsen and the name of the merged company will be changed to Immune Pharmaceuticals.